UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416
(952) 215-0668

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brewing Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,246,875

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,246,875

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven J. Wagenheim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 189,500**

	8.	Shared Voting Power 1,368,085

	9.	Sole Dispositive Power 189,500**

	10.	Shared Dispositive Power 1,368,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,585**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) IN

**           Includes 187,500 shares purchasable pursuant to the exercise of options.

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur E. Pew III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 195,812**

	8.	Shared Voting Power 1,246,875

	9.	Sole Dispositive Power 195,812**

	10.	Shared Dispositive Power 1,246,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,687**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

**           Includes 60,000 shares purchasable pursuant to the exercise of options.

Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III (the “Reporting Persons”) hereby amend the statement on Schedule 13D originally filed with the SEC by Brewing Ventures LLC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002, October 4, 2002, June 11, 2003, October 1, 2004, and December 22, 2005, with respect to beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd. (formerly Founders Food & Firkins Ltd.), a Minnesota corporation (the “Company” or “Granite City”).  Each item of the Schedule 13D is hereby amended and restated.

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is Common Stock.  The issuer is Granite City, which has its principal executive offices at 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

Item 2.	Identity and Background
(a)

This statement is being filed by the Reporting Persons pursuant to the Agreement to File Joint Statement on Schedule 13D (Exhibit 1 hereto).  Brewing Ventures LLC, a Minnesota limited liability company (“Brewing Ventures”), was organized to contribute its restaurant concept to the Company.  Messrs. Wagenheim and Pew, who collectively own two-thirds of the membership interests in Brewing Ventures, are the controlling members of Brewing Ventures.

(b)	The business address of each Reporting Person is 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.
(c)	Mr. Wagenheim is the President, Chief Executive Officer and one of the directors of the Company. Mr. Pew is one of the directors of the Company.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Wagenheim and Pew are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On July 29, 1997, the Company issued to Brewing Ventures 850,000 shares of Common Stock and a warrant to purchase 1,000,000 shares of Common Stock in exchange for the contribution by Brewing Ventures of its restaurant concept and all proprietary data, know-how, business plans, and research and development in connection therewith.  On August 13, 1997, Brewing Ventures made a capital contribution to the Company in the amount of $200,000.  Concurrent with the Company’s initial public offering, Brewing Ventures tendered 187,500 of its shares of Common Stock to the Company in payment of the exercise price of its warrant to purchase 1,000,000 shares of Common Stock.  As a result, Brewing Ventures came to own 1,662,500 shares of Common Stock.  On September 15, 2006, William E. Burdick ceased to be a member of Brewing Ventures.  On that date, Brewing Ventures distributed 415,625 shares of Common Stock to Mr. Burdick, representing his 25% interest in Brewing Ventures.  Following such distribution, Brewing Ventures came to own the 1,246,875 shares of Common Stock reported herein.

Item 4.	Purpose of Transaction
None of the Reporting Persons have any plans or proposals that relate to or would result in the actions listed under Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)

As of the date hereof, Brewing Ventures beneficially owned 1,246,875 shares of Common Stock, representing 9.4% of the class.  As of the date hereof, Steven J. Wagenheim beneficially owned 1,557,585 shares of Common Stock, representing 11.6% of the class.  Such number consists of (1) 2,000 shares, (2) options to purchase 187,500 shares, (3) 121,210 shares owned by New Brighton Ventures, Inc. (“NBV”), an entity 70% owned by Mr. Wagenheim, and (4) 1,246,875 shares owned by Brewing Ventures.  As of the date hereof, Arthur E. Pew III beneficially owned 1,442,687 shares of Common Stock, representing 10.8% of the class.  Such number consists of (1) 60,000 shares purchasable pursuant to the exercise of options, (2) 207 shares owned by Mr. Pew’s spouse, (3) 414 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (4) 135,191 shares owned directly by Mr. Pew, and (5) 1,246,875 shares owned by Brewing Ventures.

(b)

Brewing Ventures has sole power to vote and to dispose of all of its shares.  Mr. Wagenheim has sole power to vote and to dispose of 189,500 shares and shared power to vote and to dispose of 1,368,085 shares (121,210 through his interest in NBV and 1,246,875 through his interest in Brewing Ventures).  Mr. Pew has sole power to vote and to dispose of 195,812 shares (195,191 directly, 207 through his spouse and 414 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,246,875 shares (through his interest in Brewing Ventures).

(c)

On August 18, 2006, Mr. Pew exercised an option for the purchase of 15,000 shares of Common Stock at $1.38 per share.  On September 15, 2006, William E. Burdick ceased to be a member of Brewing Ventures.  On that date, Brewing Ventures distributed 415,625 shares of Common Stock to Mr. Burdick, representing his 25% interest in Brewing Ventures.

(d)

The Reporting Persons know of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that (1) Mr. Pew has a security interest in the securities purchased by NBV in the Company’s initial public offering and (2) the Company has a security interest in 4,000 shares of Common Stock distributed by Brewing Ventures to Mr. Burdick as security to pay for certain costs associated with his withdrawal from Brewing Ventures.  The purchase of shares by NBV in the Company’s initial public offering was debt financed as evidenced by the Promissory Note in the principal amount of $300,000, issued by NBV to Mr. Pew, dated June 1, 2000 (Exhibit 2 hereto).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Brewing Ventures is governed by a Member Control Agreement, dated June 26, 1997 (Exhibit 3 hereto).  The Member Control Agreement was amended by Amendment No. 1 thereto, dated August 15, 1997 (Exhibit 4 hereto).  Each membership interest is equal in all respects and the members’ respective governance rights and financial rights are in proportion to their percentage interests in Brewing Ventures.  A member is not entitled to withdraw or demand the return of any part of his capital contribution or to receive any distribution from Brewing Ventures.  Net losses and net income are allocated to the members in proportion to their percentage interests in Brewing Ventures.  A member may transfer all or any portion of his membership interest to another member without the consent of the other members and without offering such membership interest to Brewing Ventures or the remaining members.  The Board of Governors must unanimously approve the admission of additional members.  Upon the request of any member having at least a 25% membership interest in Brewing Ventures, Brewing Ventures will liquidate.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1	Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006.
	Exhibit 2	Promissory Note in the principal amount of $300,000, issued by New Brighton Ventures, Inc., Maker, to Arthur E. Pew III, Payee, dated June 1, 2000.*
	Exhibit 3	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*
	Exhibit 4	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2006	BREWING VENTURES LLC

	By	/s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated: September 28, 2006	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated: September 28, 2006	/s/ Arthur E. Pew III
Arthur E. Pew III

EXHIBIT INDEX

Exhibit 1              Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006.